CREEKSTONE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71073

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 AND ENDING 09/30/2025

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Creekstone Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1211 Natchez Rd

(No. and Street)

Franklin	TN	37069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt   516 393 5603   chad.kirschenblatt@jrsfinancialservices.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC

(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003   169

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Buford Ray Conley , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Creekstone Capital LLC , as of September 30 , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO/Chief Compliance Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CREEKSTONE CAPITAL LLC

SEPTEMBER 30, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and those charged with governance
Creekstone Capital LLC

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Creekstone Capital LLC (the Company) as of September 30, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
December 17, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Assets

Cash	$	226,830
Accounts Receivable		26,000
Fixed Assets		6,398
Other Assets		545
Total Assets	$	259,773

LIABILITIES AND EQUITY

Liabilities

Accrued Expenses and Other Payables	$	10,701
Total Liabilities		10,701

Member's Equity

Owner's Equity		83,313
Additional Paid in Capital		110,000
Distributions		(90,000)
Net Income		145,759
Total Member's Equity		249,072
TOTAL LIABILITIES AND EQUITY	$	259,773

See notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Creekstone Capital (the "Company") is a limited liability company organized under the laws of the state of Delaware on March 7, 2023. The Company's operations consist primarily of investment banking advisory and private placement financing services.

On September 20, 2023, the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is the intention of the members to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statement of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
The Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Income taxes

As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

At September 30, 2025, the Company had net capital, as defined, of $ 216,130, which exceeded the required minimum net capital of $5,000 by $ 211,130. Aggregate indebtedness at September 30, 2025 totaled $ 10,701. The Company's percentage of aggregate indebtedness to net capital was 4.95%.

4. REPORTABLE SEGMENTS

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking advisory and private placement financing services. The Company has identified it's CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since September 30, 2025, through the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.